03 AUG 25 AM 7:21

August 8, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C. 20549
U. S. A.


03029413

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kansai Steel Center and Shinko Shearex to Merge"

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

NEWS RELEASE

Nippon Steel Corporation
Kobe Steel, Ltd.

Kansai Steel Center and Shinko Shearex to Merge

TOKYO – August 7, 2003 – Nippon Steel Corporation (President: Akio MIMURA) and Kobe Steel, Ltd. (President: Koshi MIZUKOSHI) have agreed to the business integration of their subsidiaries, Kansai Steel Center, Co., Ltd. (President: Takeshi ONO), with Shinko Shearex Co., Ltd. (President: Norishige SHIMADA). Both companies are engaged in the melt-cutting of steel plate. Plans call for the new company, Nittetsu Shinko Shearing (formal English name yet to be decided), to be established on September 1.

Future demand is unlikely to grow significantly for steel plate used in bridges and structures. To create an optimum production and operating system and to improve cost competitiveness, the two companies intend to merge the two production locations located near each other. In terms of quality, delivery and other customer services, the two companies anticipate they would be able to offer improved services by combining their steel processing technologies and know-how cultivated over the years.

Combining the businesses will enable the new company to provide improved services to its customers.

Outline of the Current Companies

Kansai Steel Center Co., Ltd.	Shinko Shearex Co., Ltd.
Established: April 1986	Established: October 1989
Location: Osaka	Location: Amagasaki, Hyogo
Capital: 201 million yen	Capital: 177 million yen
Shareholders:	Shareholders:
Nippon Steel Corp. 51.7%	Kobe Steel, Ltd. 65.5%
Marubeni-Itochu Steel Inc. 33.3%	Mitsui & Co., Ltd. 17.9%
Metal One Corp. 10.0%	Metal One Corp. 8.3%
Nippon Steel Trading Co., Ltd. 5.0%	Shinsho Corp. 8.3%
President: Takeshi ONO	President: Norishige SHIMADA
Employees: 63	Employees: 27
FY2002 sales: 2.8 billion yen	FY2002 sales: 1.2 billion yen

Outline of New Company

Name:	Nittetsu Shinko Shearing (Formal English name yet to be decided)	
Location:	Osaka, Japan	
Capital:	201 million yen	
Shareholders:	Nippon Steel Corp.	41.3%
	Kobe Steel, Ltd.	20.7%
	Marubeni-Itochu Steel Inc.	19.1%
	Metal One Corp.	9.6%
	Nippon Steel Trading Co., Ltd.	4.0%
	Mitsui & Co., Ltd.	3.6%
	Shinsho Corp.	1.7%
President:	Takeshi ONO	

Senior Managing Director: Norishige SHIMADA
Employees: 71
Estimated sales in fiscal 2003, ending March 2004: 4 billion yen

Media Contact

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp